Exhibit 99.1

SJW Group Announces Retirement of President and Chief Executive Officer; New President and Chief Executive Officer Named

SAN JOSE, CA, September 28, 2017 – SJW Group (NYSE: SJW) today announced that W. Richard Roth will retire as President and Chief Executive Officer of SJW Group on November 5, 2017. The Board of Directors (the “Board”) has appointed Eric W. Thornburg as the new President and Chief Executive Officer and a member of the Board beginning November 6, 2017. Mr. Roth will serve as Chief Executive Emeritus until December 31, 2017, to ensure a seamless transition and will remain the Chairman of the Board until the next annual meeting of stockholders. The company anticipates appointing Mr. Thornburg as Chairman of the Board following such meeting.

For more than 25 years, Mr. Roth has held management positions at SJW Group, including serving as its President and Chief Executive Officer for over 20 years. During his tenure and as a result of his leadership, SJW Group experienced tremendous growth and prosperity. Mr. Roth played an instrumental role in developing two outstanding regional water utilities in economically vibrant and growing regions with successful strategic planning and capital improvements.

“We are grateful for Rich’s service and dedication to SJW Group. On behalf of everyone at SJW Group, we would like to extend our deep appreciation for his work and leadership,” said Robert A. Van Valer, the Board’s Lead Independent Director.

“It has been extremely rewarding and a distinct privilege to work with the talented and dedicated employees at every level of the SJW organization. Their integrity, professionalism, and customer first focus has made SJW the respected and successful company it is today. I look forward to working with Eric to ensure a smooth transition and the continued success of the company,” said Mr. Roth.

Mr. Thornburg, a well-recognized leader and veteran in the water utility industry, has served for the last 10 years as the President and Chief Executive Officer of Connecticut Water Service, Inc. Mr. Thornburg also served as President of Missouri-American Water, a subsidiary of American Water Works Corporation from 2000 to 2004. Prior to that, he served as Central Region Vice President-External Affairs for American Water Works Corporation.

“We are very excited that Eric has agreed to join SJW Group and lead the company. We believe that Eric’s considerable management experience and extensive knowledge of the water business, combined with SJW Group’s superb utility platforms and outstanding staff, will be an excellent formula for the continued growth and success of the company,” said Mr. Van Valer.

SJW Group is a publicly traded holding company headquartered in San Jose, California. SJW Group is the parent company of San Jose Water Company, SJWTX, Inc., Texas Water Alliance Limited, and SJW Land Company. Together, San Jose Water Company and SJWTX, Inc. provide water service to more than one million people in San Jose, California and nearby communities and in Canyon Lake, Texas and nearby communities. SJW Land Company owns and operates commercial real estate investments.

This press release may contain forward-looking statements based on SJW Group’s current expectations. These forward-looking statements include, without limitation, statements regarding the appointment of the president and chief executive officer and management transition. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. These factors include, without limitation, changes to the regulatory environment; adjustment by the regulatory agency of recovery of regulatory assets; changes in water supply, water supply costs or the mix of water supply; fluctuations in customer demand due to seasonality, restrictions of use, weather, and lifestyle and other risk factors disclosed in SJW Group’s SEC filings, and in particular, the risk factors described in the Company’s Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q. SJW Group assumes no obligation to update the forward-looking information contained in this press release.

SJW Group
Suzy Papazian, 408-279-7961
General Counsel and Corporate Secretary